# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guild Holdings Co, CIK 0001821160
CUSIP: 40172N107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, California (CA), 92111
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-000481
Filed by CIK 0001767366

## Reporting persons
- Bayview MSR Opportunity Master Fund, L.P.: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,362,320; sole dispositive power 0; shared dispositive power 1,362,320; aggregate amount beneficially owned 1,362,320 (6.5% of the class)
- Bayview Asset Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,517; sole dispositive power 0; shared dispositive power 1,500,517; aggregate amount beneficially owned 1,500,517 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Guild Holdings Co
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO CA 92111

## Item 2. Person Filing
Name of person filing:
This statement is filed by Bayview MSR Opportunity Master Fund, L.P. and Bayview Asset Management, LLC with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Guild Holdings Co (the "Company").

The reported securities are held in the account of Bayview MSR Opportunity Master Fund and Ivalo Fund, L.P. (the "Investment Vehicles").

Bayview Asset Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Bayview Fund Management LLC's, a wholly owned subsidiary of Bayview Asset Management, LLC, position as investment manager of each of the Investment Vehicles. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence:
Bayview MSR Opportunity Master Fund, L.P.
c/o Bayview Asset Management, LLC
4425 Ponce de Leon Blvd.
Coral Gables, FL 33146

Bayview Asset Management, LLC
4425 Ponce de Leon Blvd.
Coral Gables, FL 33146
Citizenship:
Bayview MSR Opportunity Master Fund, L.P. - Cayman Islands

Bayview Asset Management, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 21,053,279 shares of Class A Common Stock outstanding as of August 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024.
Percent of class: 7.1
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Each of the Investment Vehicles has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, more than 5% of the shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bayview MSR Opportunity Master Fund, L.P.: /s/ Carlos M. Portugal, By: Bayview Capital GP MSR, LLC, its General Partner, By: Carlos M. Portugal, Senior Vice President (01/14/2025)
- Bayview Asset Management, LLC: /s/ Carlos M. Portugal, Carlos M. Portugal, Senior Vice President (01/14/2025)